Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035



The following was sent to Hughes and PanAmSat employees from Jack Shaw:


January 31, 2002


To HUGHES and PanAmSat Employees:

I would like to update you on the status of our pending merger with EchoStar. You may be wondering what progress has been made since we announced the transaction in late October. Our senior leaders and attorneys have been, and continue to be, in regular contact with the regulatory agencies that are reviewing this transaction. Things are moving ahead much as we anticipated and the regulatory process is progressing to our satisfaction. Currently, the top priority for both HUGHES and EchoStar leadership, as it relates to this transaction, is to continue to fully engage in the regulatory process and to actively tell our story to a variety of other interested stakeholders.

At the same time, some review of technology issues related to the merger has begun. We don't currently expect decisions to be made about transitioning to the new company until several months down the road, much closer to the time when the transaction would close. Please remember that transition-related changes will not be implemented until after the closing date. Our current scope of focus is on managing our businesses aggressively, delivering on our commitments, and assisting with the regulatory process.

I know you have seen and heard a flood of news reports regarding the status of our efforts to gain regulatory approval of our merger - much of it negative. Please don't be distracted by this noise, and keep in mind that there are many companies and individuals with self-serving motives who have become vocal critics of our agreement. This is an easy position for them to take, and they may believe it will strengthen their respective negotiating postures and position themselves for concessions from our combined company. We expected this, and we will address any and all legitimate concerns directly and effectively. I am convinced that, after all the facts are reviewed and debated, the compelling benefits to American consumers will result in approval of our merger.

I will provide you with updates on the status of the merger on a regular basis, and we will make announcements related to the transition when decisions become final and it is clear that the timeframe for implementation is near.

Thank you, as always, for everything you do to make this company great.


Sincerely,

Jack

                                      * * *

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider


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
statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.















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